# TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336


[redacted]

04036930

**File No. 82-5139**
September 13, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



<u>Cybird Co., Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated September 1, 2004 entitled "Notice of First Unsecured Convertible Bond Issue"; and

2. Press release dated September 8, 2004 entitled "Notice of Cancellation of First Unsecured Convertible Bond Issue".

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

H. Shibata

Hironori Shibata

Enclosure

<Translation>

File No.82-5139

CYBIRD

JASDAQ

URL : http://www.cybird.co.jp/english/investor/index.html

# News Release

September 1, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110

## Notice of First Unsecured Convertible Bond Issue

Tokyo, Japan, September 1, 2004 — CYBIRD Co., Ltd. announced that the board of directors had resolved the issuance of the Company's first unsecured convertible bond issue. Details are as follows.

1. Name of bond issue: CYBIRD Co., Ltd. First Unsecured Convertible Bond Issue (issue of convertible bond-type note with stock acquisition rights, with limited same priority collateral right covenant) (hereinafter referred to as the "bonds with stock acquisition rights" and the bonds only as the "bonds" and the rights only as the "stock acquisition rights")

2. Bond issue price: 100% of face value

3. Issue price of stock acquisition right: Gratis

4. Reason for gratis price for rights: The stock acquisition rights have been issued gratuitously in consideration that the bonds and the stock acquisition rights have a close interrelation to each other on the ground that the stock acquisition rights are incorporated in the bonds with the stock acquisition rights of convertible bond-type notes and shall not be transferable separately from the bonds, and that the bonds will cease to exist upon exercise of the related stock acquisition rights substitute payment and taking into account the value of the stock acquisition rights and the economic value obtainable from the interest rate, issue price, and other terms of issue of the bonds.

5. Payment and issue date: September 17, 2004 (Friday)

6. Particulars of offering:
   (1) Offering method: Third party allotment method, with 100% being allotted to Nomura Securities Co., Ltd.
   (2) Issue price: 100% of face value
   (3) Subscription period: September 17, 2004 (Friday)
   (4) Location for subscription: Head office of Nomura Trust and Banking Co., Ltd.

7. Particulars of stock acquisition rights:
   (1) Class and number of shares to be acquired upon Stock acquisition rights shall be used to purchase common stock of the Company. Upon exercise of these rights, the Company will issue new shares of common stock or

| | |
|---|---|
| exercise of the stock acquisition rights: | transfer common stock held by the Company (hereinafter referred to as the "delivery of shares" for both cases). The number of shares will be determined by dividing the total issue price of bonds associated with the exercise of stock acquisition rights by the conversion price as described in Item (3) - (ii) below (or the revised or adjusted conversion price as described in Item (8) or (9) below). However, any fraction of less than one hundredth (1/100) of a share resulting from the exercise of these rights will not be issued nor made an adjustment through a cash payment. In the event that the exercise of these rights results in the issuance of fractional shares, the Company will assume that the holder of these shares has exercised the right as stipulated in the Japanese Commercial Code to have fractional shares purchased by the Company, and a cash payment will be made accordingly. |
| (2) Total number of stock acquisition rights to be issued: | Each bond shall have one stock acquisition right attached for a total of 40 stock acquisition rights issued. |
| (3) Amount to be paid upon exercise of the stock acquisition rights and the conversion price: | (i) The amount to be paid upon exercise of each stock acquisition right shall be equal to the issue price of each bond.<br>(ii) The initial conversion price shall be ¥530,250. |
| (4) Amount to be paid upon exercise of the stock acquisition right (reason behind setting of conversion price): | Because the bond issue is an issue of the convertible bond-type note with stock acquisition rights, the payment amount upon exercise of one stock acquisition right has been set at the issue price of the bond to which it is attached. The initial conversion price shall be an amount equal to 105% of the closing price of CYBIRD's common shares on September 1, 2004 as announced by the Japan Securities Dealers Association. |
| (5) Amount to be transferred to capital out of the issue price of a share to be issued upon exercise of the stock acquisition rights: | The amount to be transferred to capital upon exercise of one stock acquisition right shall be the issue price of a share to be issued upon such exercise multiplied by 0.5, with any fraction less than one yen being round up. |
| (6) Exercise period: | Holders of the convertible bonds with stock acquisition rights may exercise their stock acquisition rights (hereinafter referred to as the "Exercise Request") anytime during the period from and including September 21, 2004 to September 14, 2006 (hereinafter referred to as the "Exercise Period"); provided, however, that in the event that the Company decides to make a redemption prior to maturity (hereinafter referred to as an "early redemption") of the bond issue based on Paragraph 8, Item (6 )(ii) or Paragraph 8, Item (6) (iii), this period will only extend to the new redemption date or the last banking day immediately before the deadline for forfeiture of profits; and provided that in the event that the Company decides to make an early redemption of the bond issue based on Paragraph 8, Item (6) (iv), the exercise period shall extend to the point at which the convertible bond with stock acquisition rights certificate (when the Company decides to make an early redemption of registered convertible bonds with stock acquisition attached rights, the bond certificate shall be replaced with an Early Redemption Request in a form prescribed by the Company (as defined in Paragraph 8, Item (6) below)) is submitted to the redemption payment location stipulated in Paragraph 8, Item (12); and provided that in the event that the Company decides to purchase and cancel the bond based on Paragraph 8, Item (6) (vi), the exercise period shall extend to the point at which the Company purchases the convertible bond. |

<Translation>

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|---|---|
| (7) Conditions for exercise of the stock acquisition rights: | No stock acquisition rights may be partially exercised. |
| (8) Revision of conversion price: | From October 1, 2004, the Company shall revise the conversion price every month. The revised conversion price shall be equivalent to 92.5% of the average closing price (amounts less than ¥100 shall be rounded down, hereinafter referred to as the "Determination Day Price") of CYBIRD's common shares as announced by the Japan Securities Dealers Association for the five consecutive trading days before and including the third Friday of each month (hereinafter referred to as the "Determination Date"); provided that, excluding days where there is no closing price, when the Determination Date is not a trading day the preceding consecutive five trading days shall be used (hereinafter referred to as the "Adjusted Price Determination Period"). In the event that the Company lists its common shares on a stock exchange (if the Company lists on several stock exchanges, the primary stock exchange shall be used. The primary stock exchange shall be the stock exchange determined by the Company as the most appropriate exchange to use in terms of trading volume and price formation.) before the first day of the Adjusted Price Determination Period, the average final prices (including quotations but excluding days on which there is no final price) of the Company's common shares on the stock exchange shall be used to determine the revised conversion price. In the event that the Company lists its common shares on a stock exchange during the Adjusted Price Determination Period, the average closing price of the closing prices announced by the Japan Securities Dealers Association up to and including the day before the Company lists its common shares on the stock exchange and the final prices on the stock exchange starting with the day of the listing shall be used to determine an average closing price, excluding days on which there was no closing price nor final price. If during the Adjusted Price Determination Period, an adjustment in the conversion price occurs in accordance with Item (9) of this paragraph, the Company shall determine an appropriate conversion price following the revision period in accordance with the conditions set out for the convertible bond with stock acquisition rights issue; provided, however, that should the Determination Date Price fall below ¥265,125 (hereinafter referred to as the "Minimum Conversion Price" provided that an adjustment is made as prescribed in Item (9)) as a result of the adjustment calculation, the conversion price after the revision shall be the Minimum Conversion Price and should the Determination Date Price rise above ¥1,060,500 (hereinafter referred to as the "Maximum Conversion Price" provided that an adjustment is made as prescribed in Item (9)) as a result of the adjustment calculation, the conversion price after the revision shall be the Maximum Conversion Price. |
| (9) Adjustment of conversion price: | Following the issue of the bonds with stock acquisition rights, if the Company issues new shares or disposes of the shares at an issue or disposal price less than the market price for its common shares (excluding cases of securities that will or may be converted and the conversion or exercise of stock acquisition rights that may be exchanged for common shares, including the stock acquisition rights attached to the bond with stock acquisition rights), the Company shall adjust the conversion price according to the following calculation. In the following formula, "Number of shares outstanding" means the total number of shares already issued (but excluding those held by the Company). |

$$\text{Conversion price after adjustment} = \text{Conversion price before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of shares to be issued or disposed} \times \text{Issue or disposal price per share}}{\text{Market price per share}}}{\text{Number of shares outstanding} + \text{Number of shares issued or transferred}}$$

The conversion price shall also be appropriately adjusted when the Company conducts a stock split or consolidation of shares or issues securities that will or may be converted into common shares of the Company at a price below market price or rights that may be exchanged for common shares of the Company (including bonds with stock acquisition rights) or in certain other cases.

(10) Reasons for cancellation and cancellation conditions: Reasons for cancellation have not been stipulated.

(11) Dividend calculation date for shares delivered on exercise of rights: Cash dividends of the Company's common shares delivered based on the Exercise Request and cash distributions (interim dividends) prescribed by Article 293-5 of the Japanese Commercial Code shall be calculated and paid as follows: i) for the Exercise Request made during the period from April 1 to September 30, the dividend calculation date shall be April 1 and ii) for the Exercise Request made during the period from October 1 to March 31, the dividend calculation date shall be October 1.

(12) Exercise request location: Transfer Agent, Corporate Agency Department of UFJ Trust Bank, Ltd.

(13) Particulars of substitute payment: Pursuant to the Japanese Commercial Code Article 341-3 Paragraph 1, Item (7) and Item (8), when the stock acquisition rights are exercised, the Company shall treat such exercise as a request by the person exercising the rights to substitute the full redemption amount of the bonds to which the stock acquisition rights are attached for payment in full for said exercise of stock acquisition rights and regard such amount as being paid.

8. Particulars of bonds

(1) Total amount of bond issued: ¥4 billion

(2) Individual bond amount: ¥100 million

(3) Interest rate: The bonds shall bear no interest.

(4) Maturity: September 15, 2006 (Friday)

(5) Redemption value: 100% of principal amount; provided, however, that, in the case of early redemption, the value shall be as set forth in Item (6) (ii) to (6) (iv) of this paragraph.

(6) Redemption Method:

(i) The bonds shall be redeemed on September 15, 2006.

(ii) In the event that a resolution is passed at a general meeting of shareholders of the Company determining that the Company will become a wholly owned subsidiary of another company by way of stock exchange or stock transfer, the Company may make an early redemption of all (no partial redemptions) of the outstanding amount of the convertible bond issue at the following percentage of the principal amount up to the day before the stock exchange or the stock

transfer takes effect provided that bond holders are informed of the early redemption date during not less than 30 days nor more than 60 days before the early redemption takes place.

From September 18, 2004 to September 17, 2005 101%

From September 18, 2005 to September 14, 2006 100%

(iii) Following the issue of the bonds with stock acquisition rights, the Company may at its own option make an early redemption of all (no partial redemptions) of the outstanding amount of the bond issue at 100% of the principal amount on the fourth Friday of each month provided that bond holders are informed of the early redemption date by the second Friday (including that day) of the said month (if the Friday is a bank holiday, the immediately preceding banking day).

(iv) Following the issue of the bonds with stock acquisition rights, bond holders may at their own option make an early redemption of all or part of the outstanding amount of the bond issue at 100% of the principal amount, effective on the third Friday of each month, by informing the Company of their request and submitting the bond certificate to the redemption payment location set forth in Item (12) of this paragraph by the first Friday (including that day) (if the Friday is a bank holiday, the immediately preceding banking day) of each month. When a request is being made for early redemptions of bonds that are registered and for which there is no certificate, the bond holders shall submit to the redemption payment location via the registration institution prescribed in Item (13) of this paragraph a request form as prescribed by the Company indicating their intention to request early redemption of the bonds and dated and affixed with their seal or signature (hereinafter referred to as the "Early Redemption Request") in lieu of the bonds with stock acquisition rights certificate.

(v) If the redemption dates stipulated in this item should fall on a banking holiday, they shall be brought forward to the preceding banking day.

(vi) Purchase and cancellation of these bonds may be carried out by the Company from the day following their issue; provided that the stock acquisition rights may not be cancelled separately.

(7) Form of certificates of the bonds with stock acquisition rights:

The form of the certificates of the bonds with stock acquisition rights shall be in bearer form. In accordance with the Japanese Commercial Code Article 341-2 Paragraph 4, ownership of the bonds or the stock acquisition rights may not be transferred separately.

(8) Collateral:

The bonds with stock acquisition rights are not backed by collateral nor are they guaranteed. No assets are specially held in reserve in regard to these bonds.

(9) Financial covenants:

As long as there is an outstanding balance of the convertible bonds with stock acquisition rights, if, following their issue, the Company makes another convertible bonds-type note with stock acquisition rights issue that is secured by collateral rights, based on the law regarding trusts for bonds secured by collateral, the Company will also secure the outstanding bonds of the unsecured issue with collateral rights of the same priority as the new issue. Convertible bonds with stock acquisition rights are defined as bonds with stock acquisition rights as prescribed by the Japanese Commercial Code Article 341-2 where, in accordance with the Japanese Commercial Code Article 341-3 Paragraph 1, Item 7 and Item 8, when the stock acquisition rights are exercised, the Company, based on a resolution of the board of directors, treats

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| | such exercise as a request by the person exercising the rights to substitute the fu redemption amount of the convertible bonds to which the stock acquisition rights ai attached for payment in full for said exercise of rights and regards such amount ε being paid. |
| (10) Ratings: | Not applicable |
| (11) Recording agency of the bond: | As the convertible bond with stock acquisition rights meets the conditions of th provision of the Japanese Commercial Code Article 297, the Company has nc established a recording agency of the bond. |
| (12) Administration of redemption payments: (Redemption payment location) | Head office of Nomura Trust and Banking Co., Ltd. |
| (13) Registration institution: | Nomura Trust and Banking Co., Ltd. |
| 9. Outstanding listing applications: | None |

10. The above items are subject to the submissions made under the Securities and Exchange Law becoming operative.

<Translation>
【Reference Material】

1. Use of Proceeds

(1) Use of current fund-raising proceeds

The projected proceeds of ¥3.96 billion are to be used for the development and operation in both mobile contents and solution businesses as well as the further investment for the expansion of new business.

(2) Changes in use of previous fund-raising proceeds

No changes have been made.

(3) Impact on earnings

This financing is not expected to affect the consolidated and non-consolidated performance forecasts for the fiscal year ending March 2005 publicly announced on May 25, 2004.

2. Distribution of Earnings to Shareholders

(1) Basic policy on distribution of earnings

We recognize returning profits to our shareholders as a top priority issue. Our basic dividend policy is to determine dividends after consideration of our business performance, financial position and the need to expand internal reserves for future business development.

(2) Use of internal reserves

Internal reserves are used effectively for research and development investment and new business development.

(3) Policy on determining dividends

The Company's basic dividend policy is to maintain stable dividends, taking into consideration business performance and achieving a balance between dividends and internal reserves.

(4) Others

Not applicable

(5) Dividend payments for the past three fiscal years

| | FY2002 ending March 2002 | FY2003 ending March 2003 | FY2004 ending March 2004 |
|---|---|---|---|
| Net income per share | ¥18,810.68 | ¥16,336.88 | ¥1,107.40 |
| Cash dividend per share | — | — | ¥500.00 |
| Dividend payout ratio | — | — | 45.2% |
| Return on equity | 15.6% | 22.0% | 1.2% |
| Dividends to shareholders' equity ratio | — | — | 0.5% |

Notes: 1. The Company implemented 2-for-1 stock splits on August 24, 2001 and again on November 15, 2002.
2. Return on equity was calculated using net income at fiscal year end divided by shareholders' equity (average of total shareholders' equity at beginning and end of the fiscal year in question).
3. The dividends to shareholders' equity ratio was calculated using total cash dividends for the fiscal year divided by shareholders' equity at fiscal year end.

3. Other Items

(1) Past equity financings

(i) The following equity financings were made during the past three years.

<Translation>

| Date | Capital Increase (Thousands of yen) | Paid-in Capital after Increase (Thousands of yen) | Remarks |
|---|---|---|---|
| December 18, 2003 | ¥1,036,933 | ¥3,133,991 | Third party allocation |

(ii) Share price trends for the current and past three fiscal years

| | FY2002 ending March 2002 | FY2003 ending March 2003 | FY2004 ending March 2004 | FY2005 ending March 2005 |
|---|---|---|---|---|
| Opening price | ¥1,630,000<br>*¥645,000 | ¥550,000<br>*¥300,000 | ¥274,000 | ¥425,000 |
| High | ¥1,800,000<br>*¥765,000 | ¥675,000<br>*¥376,000 | ¥473,000 | ¥697,000 |
| Low | ¥1,200,000<br>*¥291,000 | ¥500,000<br>*¥240,000 | ¥159,000 | ¥352,000 |
| Closing price | ¥1,210,000<br>*¥550,000 | ¥580,000<br>*¥273,000 | ¥428,000 | ¥505,000 |
| Price/earnings | 29.2 times | 16.7 times | 386.6 times | — times |

Notes:
1. Share price for FY2005 ending March 2005 is as of September 1, 2004.
2. * denotes stock price after the ex-rights period related to stock splits.
3. The price to earnings ratio is derived by dividing the share price (closing price) at fiscal year end by net income per share for the fiscal year in question.

(2) Dilution due to potential share issue

The Company estimates that the potential dilution ratio of outstanding shares at September 1, 2004 due to the current financing is 11.1%.

Note: The potential dilution ratio is determined by dividing the number of shares that would be issued assuming that all of the stock acquisition rights of the unsecured convertible bond issue were exercised at the original exercise price by the most recent number of outstanding shares.

4. Outline of Scheduled Allotment Party

| | | | |
|---|---|---|---|
| Name of the company receiving scheduled allotment | | | Nomura Securities, Co., Ltd. ("Nomura Securities") |
| Amount of bonds with stock acquisition rights allotted (face value) | | | ¥4,000,000,000 |
| Payment amount | | | ¥4,000,000,000 |
| Details of allotment party | Address | | 1-9-1 Nihonbashi, Chuo-ku, Tokyo |
| | Representative | | Nobuyuki Koga, President |
| | Paid-in capital: | | ¥10,000,000,000 |
| | Main business | | Securities business |
| | Major shareholder and stake | | Nomura Holdings, Inc.; 100% |
| Relationship to CYBIRD | Investment relationship | Number of CYBIRD shares held by scheduled allotment party | 100 common shares |
| | | Number of shares of Nomura Securities held by CYBIRD | None |
| | Business relationships | | Nomura Securities is the lead manager for the issuance. |
| | Personal relationships | | None |

Note: Paid-in capital and investment relationships are as of March 31, 2004.

(End of document)

This document has been prepared for the purpose of public announcement related to the Company's issue of convertible bond-type notes with stock acquisition rights (the "Bonds"), and is not in any way intended to be used for solicitation of investment or any related activity. This press release does not constitute an offer of securities in the United States under the United States Securities Act of 1933 (the "Securities Act"). The Bonds may not be offered or sold in the United States unless registered under or exempted from registration requirements under the Securities Act. If any offering of the Bonds is made in the United States, it shall be made by preparing an English prospectus in accordance with the Securities Act. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

File No.82-5139

<Translation>

CYBIRD®

URL : http://www.cybird.co.jp/english/investor/index.html

JASDAQ

# News Release

September 8, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110

## Notice of Cancellation of First Unsecured Convertible Bond Issue

Tokyo, Japan, September 8, 2004 — CYBIRD Co., Ltd. announced the cancellation of the issue of the Company's first unsecured convertible bond issue, which had been approved by the board of directors in a meeting on September 1, 2004. In a meeting held today, the board of directors decided to cancel the issuance of the bond because, in view of a change in conditions, they deemed it preferable to reconsider the Company's financing plan. We intend to succeedingly consider the entry to the new business.

Reference:

Outline of First Unsecured Convertible-Bond-Type Note Issue with Stock Acquisition Rights (announced on September 1, 2004)

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|---|---|
| 1. Total amount of bond issued: | ¥4 billion |
| 2. Bond issue price: | 100% of face value |
| 3. Payment and issue date: | September 17, 2004 (Friday) |
| 4. Stock acquisition right excise period: | September 21, 2004 to September 14, 2006 |
| 5. Maturity: | September 15, 2006 (Friday) |
| 6. Redemption value: | 100% of principal amount |

(End of document)